Exhibit 2.3

Second Amendment Agreement

Date                          2008

Parties

1.	PMI Mortgage Insurance Co. of 3003 Oak Road, Walnut Creek, CA 94597, United States of America (the Vendor).

2.	QBE Holdings (AAP) Pty Limited ABN 26 000 005 881 of Level 2, 82 Pitt Street, Sydney NSW 2000, Australia (the Purchaser).

3.	QBE Insurance Group Limited ABN 28 008 485 014 of Level 2, 82 Pitt Street, Sydney NSW 2000, Australia (the Note Issuer).

Recitals

A	The Vendor, the Purchaser and the Note Issuer are parties to a Share Sale Agreement dated 14 August 2008 (the Principal Share Sale Agreement) under which the Vendor has agreed to sell to the Purchaser all of the issued shares in PMI Mortgage Insurance Australia (Holdings) Pty Limited on the terms set out in the Principal Share Sale Agreement.

B	The Vendor, the Purchaser and the Note Issuer are parties to an Amendment Agreement dated 29 August 2008 under which certain amendments were made to the Principal Share Sale Agreement (the First Amendment Agreement).

C	The parties wish to make certain further amendments to the Principal Share Sale Agreement in the manner set out in this Agreement.

It is agreed as follows.

1.	Definitions and Interpretation

(a)	Words which are defined in the Principal Share Sale Agreement and which are used in this Agreement have the same meaning in this Agreement as in the Principal Share Sale Agreement, unless the context requires otherwise.

(b)	The provisions of clauses 1.2 and 1.3 of the Principal Share Sale Agreement form part of this Agreement as if set out in full in this Agreement.

2.	Amendments

The Principal Share Sale Agreement is amended as follows.

2.1	Clause 1.1

(a)	In clause 1.1, immediately before the full stop at the end of the definition of Vendor Marks, the following is inserted:

“, but excludes the following Trademarks:

(i)	CONVERGING STRIPES FORM TWIST (Australian Registered No 1098647);

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(ii)	NEW WAYS OF THINKING (Australian Registered No 1238090);

(iii)	Wave Logo (New Zealand Registered No 744490); and

(iv)	New Ways of Thinking (New Zealand Registered No 744487)”.

(b)	For the avoidance of doubt, the parties agree that the trademarks referred to in subparagraphs (a)(i) to (iv) above will be retained by the Company at no additional cost to the Purchaser.

2.2	Clause 5

Clause 5 is replaced with the following:

“5.	Adjustment for Pre-Completion Adjustment Amount

(a)	The Cash Purchase Price and the initial principal outstanding on the Note will be increased pro rata by the Pre-Completion Adjustment Amount.

(b)	The Pre-Completion Adjustment Amount is equal to the amount of adjustment that would have been payable at the Pre-Completion Adjustment Rate for the period beginning on 1 July 2008 and ending on the Completion Date as if:

(i)	a sum equal to the Net Tangible Assets were a principal outstanding; and

(ii)	the adjustment were calculated on the daily principal outstanding balance on the basis of the actual number of days elapsed in each Pre-Completion Adjustment Period and a year of 360 days (including the first day of the Pre-Completion Adjustment Period but excluding the last).

(c)	For the purposes of this clause 5:

(i)	Pre-Completion Adjustment Period means:

(A)	in relation to each such period other than the last, the 6 month period commencing on the date of this Agreement and each 6 month period thereafter;

(B)	in relation to the last such period, the period commencing on the first day of such period and ending on the Completion Date.

(ii)	Pre-Completion Adjustment Rate means 3.7875%.”

2.3	Schedule 4 – Form of Note Deed

Schedule 4 of the Principal Share Sale Agreement is replaced with Schedule 1 to this Agreement. For the avoidance of doubt, the changes to Schedule 4 of the Principal Share Sale Agreement which were made pursuant to the First Amendment Agreement are superseded by this Agreement.

2.4	Schedule 6 – Loss Development Cover and Adjustment to Value of the Note

Schedule 6 of the Principal Share Sale Agreement is replaced with Schedule 2 to this Agreement.

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2.5	Global changes to defined terms

(a)	All references to Pre-Completion Interest Amount are replaced with Pre-Completion Adjustment Amount.

(b)	All references to Pre-Completion Interest Period are replaced with Pre-Completion Adjustment Period.

(c)	All references to Pre-Completion Interest Rate are replaced with Pre-Completion Adjustment Rate.

3.	Effective Date

This Agreement takes effect, and the parties agree to be bound by the Principal Share Sale Agreement as amended by this Agreement, from the date of this Agreement (the Effective Date).

4.	Remaining Provisions Unaffected

Except as specifically amended by this Agreement, all terms and conditions of the Principal Share Sale Agreement remain in full force and effect. With effect from the Effective Date (as defined in clause 3), the Principal Share Sale Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

5.	Governing Law and Jurisdiction

(a)	This Agreement is governed by the laws of the State of New South Wales.

(b)	Each party irrevocably and unconditionally:

(i)	submits to the non-exclusive jurisdiction of the courts of New South Wales in connection with any suit, action or proceeding arising out of or relating to this Agreement;

(ii)	waives, to the fullest extent it may legally and effectively do so, any defence or objection based on absence of jurisdiction or inconvenient forum; and

(iii)	consents to service of process in the manner provided for Notices in clause 33 of the Principal Share Sale Agreement, provided that nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by law.

(c)	The Vendor appoints Allens Arthur Robinson or their successor in Australia as its agent for service.

6.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

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Schedule 1

Revised Schedule 4 – Form of Note Deed

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Schedule 2

Revised Schedule 6 – Loss Development Cover and Adjustment to Value of the Note

1.	Loss development cover (LDC) will be arranged in accordance with the limitations, terms and conditions as set out below in respect of losses in excess of the Performance Metric.

2.	The LDC will comprise two components arranged in separate layers as follows:

(a)	firstly, a reduction in the amount payable under the Note in the circumstances identified in paragraph 10 below; and

(b)	secondly, the Reinsurance Cover.

3.	The determination of the Actual Insurance Loss Percentage for the purposes of settlement under the LDC will be subject to agreement by the parties. In the event a dispute arises concerning the reaching of agreement by the Vendor and Purchaser as to the Actual Insurance Loss Percentage, the Vendor and the Purchaser will work together, diligently in good faith and acting reasonably, to investigate and resolve the dispute through senior representatives of the respective parties within one calendar month. If the dispute cannot be resolved, it will be referred to the following chief executive officers for good faith resolution within a further calendar month after referral:

•	Purchaser – Frank O’Halloran;
•	Vendor – Steve Smith;

or in each case, their respective successor or senior executive nominee, as applicable.

4.	A dispute between the parties as to the amount of the Actual Insurance Loss Percentage which is not resolved following referral to the chief executive officers or nominees, and any other dispute concerning the calculation and determination of the Actual Insurance Loss Percentage which the parties agree should be so submitted, must be submitted to an independent expert actuary for determination as follows.

The independent expert actuary will be KPMG, or if they are unable or unwilling to act within 14 days of notice to them, nominated by the President or senior officer of the Institute of Actuaries of Australia or his nominee.

The independent expert actuary must have no direct or indirect personal interest in the outcome of the decision or determination it is requested to make.

The parties must submit the dispute in writing to the independent expert actuary on or promptly after appointment of the independent expert actuary. The submission shall state the specific matter to be determined and all other reasonably relevant matters.

Each party shall direct the independent expert actuary to act expeditiously and to give reasons for his determination, and shall supply the independent expert actuary with any information, assistance and co-operation which it may request in connection with its determination.

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Unless the independent expert actuary, in its absolute discretion, determines that the conduct of any disputing party is such that it should bear all or a greater proportion, the fees and expenses of the independent expert actuary shall be borne by the Vendor and Purchaser in equal shares.

The independent expert actuary is an independent expert, not an arbitrator. The independent expert actuary’s decision will be conclusive and final and binding on the parties except in the case of manifest error.

5.	Any agreement or determination of the Actual Insurance Loss Percentage is to be reached or made, as applicable, on the basis that loss reserving methodologies (including loss reserving at the best estimate) and claim settlement practices are consistent with the US GAAP principles used to prepare the Unaudited Financial Statements.

6.	The Vendor and Purchaser have agreed on an appropriate form of Reinsurance Cover. The reinsurer will be the Purchaser’s captive, Equator Reinsurances Limited (Equator Re).

7.	The gross reinsurance premium payable in respect of the Reinsurance Cover will be an amount of US$100 million in aggregate payable in equal instalments on Completion, 30 June 2010 and 30 June 2011. Subject to clause 7 of the Agreement, 50% of the gross reinsurance premium is payable by the Purchaser. The Vendor will on Completion pay Equator Re US$46,486,471 being the net present value (at a discount rate of 5%) of its 50% share of the gross reinsurance premium.

8.	The Vendor will receive a profit commission of US$25,000,000 under the Reinsurance Cover being 50% of its share of the gross reinsurance premium if the Actual Insurance Loss Percentage is less than 100% of US$475,199,150 being the unearned premium reserve on Relevant Policies as at 30 June 2008. The Vendor will also receive any tax benefit to the Purchaser or the Consolidated Companies arising from its payment of the 50% share of the gross reinsurance premium under paragraph 7 (being US$50,000,000) less any profit commission under paragraph 8 (being US$25,000,000), being a net amount of US$25,000,000 grossed-up.

9.	Equator Re will settle any profit commission and tax benefit under paragraph 8 on the same day as payment under the Note.

10.	If the amount calculated by applying the Actual Insurance Loss Percentage to the unearned premium reserve of US$475,199,150 at 30 June 2008 exceeds the Performance Metric of US$237,599,575, the value of the Note (principal and interest) will be reduced by an amount equal to the amount of such excess. If such reduction in the value of the Note is insufficient to fully cover the excess, then the Purchaser shall be entitled, but not required, to claim under the Reinsurance Cover.

11.	The Purchaser will provide the Vendor with such information as the Vendor may reasonably request in connection with the Vendor’s financial, regulatory and tax reporting obligations on a confidential basis (subject to any disclosures required to be made by applicable law) in relation to the LDC and acknowledges that the Vendor may share such information with potential investors as contemplated by clause 6(b) of the Agreement.

Without limiting the above, and subject to any other agreement in writing reached between the parties as to any additional or lesser information to be provided by the Vendor, the Purchaser will provide the following information to the Vendor in relation to the LDC and to assist the Vendor in monitoring the value of the Note:

11.1	at least quarterly, summary level information on the Relevant Policies to assist with monitoring the remaining size of the in force book and associated loss development; and

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11.2	at least annually, actuarial analysis of ultimate unpaid losses for Relevant Policies as of each calendar year end or quarterly if available.

12.	In this Schedule 6:

Actual Insurance Loss Percentage means the percentage which is agreed by the Vendor and Purchaser or otherwise determined in accordance with paragraph 4 of this Schedule 6 and (whether so agreed or determined), having regard to the bases and principles set out in paragraph 5 of this Schedule 6, calculated from the formula below using the following factors:

X – claims paid during the three year period commencing on 30 June 2008 and ending on 30 June 2011 with respect to the Relevant Policies.

Y – the difference (which may be positive or negative) between the loss reserve balance with respect to the Relevant Policies as of 30 June 2011, minus the loss reserve balance on such policies as of 30 June 2008.

Z – the projected ultimate unpaid losses with respect to the Relevant Policies at 30 June 2011 (including for the avoidance of doubt the loss reserve balance with respect to the Relevant Policies as at 30 June 2011) if any, to the extent exceeding the loss reserve balance as at 30 June 2011 with respect to the Relevant Policies remaining in force at that date.

A – US$475,199,150 being the unearned premium reserve as at 30 June 2008 with respect to the Relevant Policies.

The formula is:

X+Y+Z
A

Performance Metric means a loss ratio of 50% of the unearned premium reserve agreed by the Vendor and the Purchaser applicable to the Relevant Policies as at 30 June 2008 being US$237,599,575.

Reinsurance Cover means excess of loss reinsurance reasonably acceptable to the Purchaser in an amount up to US$237,600,000.

Relevant Policies means policies issued by PMI Mortgage Insurance Ltd and Permanent LMI Pty Limited and in force as at 30 June 2008.

13.	For the purposes of calculating X, Y, Z and the Performance Metric, the A$/US$ exchange rate shall be taken to be A$1/US$0.95.

14.	The Note Issuer and the Purchaser will procure that Equator Re perform its obligations under this Schedule.

Second Amendment Agreement

Executed as an agreement Executed by PMI Mortgage Insurance Co:

/s/ L. Stephen Smith	/s/ Donald P. Lofe, Jr.
Director Signature	Director/Secretary Signature

L. Stephen Smith	Donald P. Lofe, Jr.
Print Name	Print Name

Executed in accordance with section 127 of the Corporations Act 2001 by QBE Holdings (AAP) Pty Limited:

/s/ Frank M. O’Halloran	/s/ Duncan Ramsay
Director Signature	Director/Secretary Signature

Frank M. O’Halloran	Duncan Ramsay
Print Name	Print Name

Executed in accordance with section 127 of the Corporations Act 2001 by QBE Insurance Group Limited:

/s/ Frank M. O’Halloran	/s/ Duncan Ramsay
Director Signature	Director/Secretary Signature

Frank M. O’Halloran	Duncan Ramsay
Print Name	Print Name